UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67488

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 AND ENDING 09/30/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Murray Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

909 ESE Loop 323 Suite 200
(No. and Street)

Tyler	TEXAS	75701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Murray	903-561-5588	gmurray@murraysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Murray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Murray Securities, Inc., as of September 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAREN TURNER
Notary Public, State of Texas
Comm. Expires 03-05-2028
Notary ID 126391117

Karen Turner

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MURRAY SECURITIES INC.

Report Pursuant to Rule 17a-5(d)

September 30, 2025

MURRAY SECURITIES, INC.

TABLE OF CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Shareholder and those charged with governance
Murray Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Murray Securities, Inc. (the Company) as of September 30, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
December 18, 2025

MURRAY SECURITIES, INC.
Statement of Financial Condition
September 30, 2025

ASSETS

Assets:

Cash	$ 66,199
Receivable from clearing organization	25,813
Investments in securities, (Cost $150,284)	152,735
Property and equipment, net	2,505
Deferred tax benefit	258
Right of use lease asset	10,405
Total Assets	**$ 257,915**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued expenses	1,304
Deferred revenue	58,748
Corporate income tax payable	3,773
Right of use lease liability	10,405
Total liabilities	**74,230**

Stockholders' equity:

Common stock, 100,000 shares authorized with no par value, 500 shares issued and outstanding	10,000
Additional paid in capital	100,000
Retained earnings	73,685
Total stockholders' equity	**183,685**
Total Liabilities and Stockholders' Equity	**$ 257,915**

The accompanying notes are an integral part of these financial statements.

MURRAY SECURITIES, INC.
Statement of Operations
For the Year Ended September 30, 2025

Revenues:

Commissions income	$	156,925
Advisory fee income		622,595
Distribution fees		45,820
Fee income		7,645
Interest		26,117
Trading income		6,395
Total revenues		865,497

Expenses:

Employee compensation, commissions, and benefits	638,448
Clearance and quotation fees	51,402
General and administrative	45,427
Professional fees	41,881
Communications and data processing	23,095
Depreciation	316
Occupancy	47,101
Total expenses	847,670

Income before income taxes		17,827
Income tax expense		3,744
Net Income	$	14,083

The accompanying notes are an integral part of these financial statements.

MURRAY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2025

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at September 30, 2024	500	$ 10,000	$ 100,000	$ 59,602	$ 169,602
Net Income				14,083	14,083
Balances at September 30, 2025	500	$ 10,000	$ 100,000	$ 73,685	$ 183,685

The accompanying notes are an integral part of these financial statements.

MURRAY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2025

Cash flows from operating activities:

Net income	$ 14,083
Adjustments to reconcile net income to net cash	
provided (used) by operating activities:	
Depreciation expense	316
Trading gains	(6,395)
Change in operating assets and liabilities:	
Increase in receivable from clearing organization	(769)
Decrease in investment in securities	3,074
Increase in deferred tax benefit	(29)
Decrease in right of use asset	40,757
Increase in accounts payable	537
Increase in accrued expenses	85
Increase in deferred revenue	6,861
Decrease in right of use liability	(40,757)
Decrease in corporate income tax payable	(2,685)
Net cash provided by operating activities	15,078

Cash flows from investing activities:

Net cash used by investing activities:	--

Cash flows from financing activities:

Net cash provided by financing activities:	--
Net increase in cash	15,078
Cash at beginning of year	51,121
Cash at end of year	$ 66,199

Supplemental Disclosures

Cash paid for:	
Income taxes	$ 6,429
Interest	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Murray Securities, Inc. (the "Company") was incorporated under the laws of the State of Texas on October 17, 2006. The Company is a registered broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis or the Company promptly transmits all customer funds and securities. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers.

The Company carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the client's purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Note 1 -   Summary of Significant Accounting Policies, continued

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the respective advisory platform. The Company provides ongoing investment advice as well as brokerage and execution services on transactions and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the respective advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined. The Company provides advisory services to clients on its respective advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees. Advisors assist the Company in performing its obligations. Fees are billed on a quarterly basis based on the account's value at the end of the quarter. Advance payments, if received, are deferred and recognized over the quarter in which the services are provided.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not at the time of sale because it is variable constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Interest Income

The Company earns interest income from two primary sources:

1. Margin debit balances in customer accounts – Interest is charged on customer margin loans at rates that vary with prevailing market rates in accordance with the Company's customer margin agreement.

2. Customer cash balances – Free credit balances and other cash in customer securities accounts are held and invested by the Company's clearing firm. The clearing firm pays interest to customers on such balances and shares a portion of the remaining interest earned on the cash invested with the Company pursuant to the clearing agreement. The Company recognizes its allocated share of such interest as interest income when earned.

Interest income is variable and dependent upon the level of customer margin debits, the amount of customer free credit balances, short-term interest rates, the clearing firm's investment practices, and the revenue-sharing terms in the clearing agreement.

Note 1 - Summary of Significant Accounting Policies, continued

Income Taxes

The Company uses the accrual method of accounting for income tax purposes. Deferred income taxes are determined using the liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained upon examination. Uncertain tax positions are reduced by a liability for contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that payment will be made to the taxing authority. Years open for income tax examination by taxing authorities are 2021, 2022, 2023 and 2024.

Note 2 - Fair Value Disclosures

The Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes money market funds and U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2025, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of the securities owned are deemed to be Level 1 investments on September 30, 2025, and during the period then ended.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statement of financial condition on September 30, 2025. As required by FASB ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Note 2 - Fair Value Disclosures, continued

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
U.S. Treasury Securities (Matures 2/19/2026)	$ 152,735	$ 152,735	$ --	$ --
Total	$ 152,735	$ 152,735	$ --	$ --

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

As of September 30, 2025, the Company had net capital of $179,861 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of September 30, 2025, the management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Clearing Deposit

The Company conducts substantially all business through its clearing firm which settles all trades for the Company, on a fully disclosed basis on behalf of its customers. Under its agreement with its clearing broker-dealer, the Company is required to maintain a clearing deposit of $10,000, which is included on the balance sheet as a deposit with clearing organization.

Note 6 - Lease Commitments

The Company leases office space under a long-term non-cancelable lease. Minimum lease payments under the lease as of September 30, 2025, are as follows:

September 30, 2026	11,470
	$ 11,470
Less present value discount	(1,065)
Right of use asset and liability	10,405

Note 7 -   Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Note 8 -   Related Party Transactions

The Company engages in certain transactions with its principal shareholder. During the year ended September 30, 2025, the Company made payments totaling $20,121 to the principal shareholder for professional services provided to the Company. These payments were classified as professional fees in the accompanying financial statements. As of September 30, 2025, there were no amounts due to or from this related party.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended September 30, 2025

MURRAY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2025

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$ 183,685
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		183,685
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	2,505	
Deferred tax asset	1	
		(2,506)
Net capital before haircuts on securities positions		181,181
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		(1,320)
Net capital		$ 179,861

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 1,304
Corporate income taxes payable	3,773
Deferred revenue	58,748
Total aggregate indebtedness	$ 63,825

Schedule I (continued)

MURRAY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,255
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 129,861
Net capital, less the greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 119,861
Ratio: Aggregate indebtedness to net capital	0.35 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2025.

Schedule II & III

<u>MURRAY SECURITIES, INC.</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>September 30, 2025</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended September 30, 2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Shareholder and those charged with governance
Murray Securities, Inc.

We have reviewed the accompanying Exemption Report of Murray Securities, Inc. (the Company) as of and for the fiscal year ended September 30, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended September 30, 2025;

2. The Company limited its securities business activities throughout the fiscal year ended September 30, 2025 to: (1) acting as a mutual fund retailer (2) acting as a solicitor of time deposits in a financial institution; and

3. Throughout the fiscal year ended September 30, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
December 18, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Murray Securities, Inc. Exemption Report

Murray Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a solicitor of time deposits in a financial institution.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Gary Murray, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

CEO

Date of Report: December 9, 2025